UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BLACKROCK MULTI-STRATEGY HEDGE ADVANTAGE
(Name of Subject Company (Issuer))

BLACKROCK MULTI-STRATEGY HEDGE ADVANTAGE
(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Howard P. Berkowitz
Managing Director
BlackRock Investment Management, LLC
55 East 52nd Street
New York, NY 10055
Tel. 1-877-GPC-ROCK

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Margery K. Neale, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019

March 21, 2007
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $8,732,385.40 (a)	Amount of Filing Fee: $268.08 (b)

(a)	Calculated as the estimated aggregate maximum purchase price for Shares.
(b)	Calculated at $30.70 per $1,000,000 of the Transaction Valuation.

|_|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ________________________ Form or Registration No.: ________________________ Filing Party: __________________________________ Date Filed: ___________________________________

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|	third-party tender offer subject to Rule 14d-1.

|X|	issuer tender offer subject to Rule 13e-4.

|_|	going-private transaction subject to Rule 13e-3.

|_|	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

ITEM 1. SUMMARY TERM SHEET.

        BlackRock Multi-Strategy Hedge Advantage (the “Fund”) offers shares of beneficial interest (“Shares”). The Fund is offering to repurchase up to 15% of its outstanding Shares (the “Offer”) from the shareholders of the Fund (“Shareholders”) holding such Shares, at their unaudited net asset value per Share (that is, the value of the Fund’s assets minus its liabilities, divided by the number of Shares of the Fund outstanding) determined as of the Valuation Date (as defined below). Shareholders who desire to tender Shares for repurchase must do so by 12:00 midnight, New York time on April 25, 2007, unless the Offer is extended. All determinations as to the receipt of notices from Shareholders relating to the tender of Shares, including, without limitation, determinations whether to excuse or waive certain variations from relevant procedural requirements, will be in the sole discretion of the Fund or its designated agents, and any such determination will be final. The net asset value of Shares will be calculated for this purpose as of June 29, 2007 or, if the Offer is extended, as of the last business day of the second month following the month in which the Offer actually expires (in each case, the “Valuation Date”). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

        Shareholders may tender all of their Shares or any portion thereof up to an amount such that they hold Shares with a value of at least $25,000 (or any lower amount equal to a Shareholder’s initial subscription amount net of the applicable sales load) after the repurchase of the Shares. If a Shareholder tenders Shares and the Fund has accepted such Shares for repurchase, the Fund will issue the Shareholder a non-interest bearing, non-transferable

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promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the value of the Shareholder’s Shares accepted for repurchase by the Fund determined as of June 29, 2007 (or, if the Offer is extended, the value determined as of the relevant Valuation Date) (valued in either case in accordance with the Fund’s Declaration of Trust dated May 25, 2005 (the “Declaration of Trust”)). The Note will be held for the Shareholder in an account with PFPC, Inc., the Fund’s administrator and agent designated for this purpose, and will entitle the Shareholder to receive a payment in cash and/or securities (valued according to the Declaration of Trust) equal to the value of the Shareholder’s Shares repurchased by the Fund to be paid to the Shareholder as of the later of (1) 45 days after the Valuation Date, or (2) if the Fund has requested withdrawals of its capital from any investment funds in order to fund the repurchase of Shares, within 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn from such investment funds. Any cash payment on a Note will be made to the account specified in the Shareholder’s notice of intent to tender.

        A Shareholder who tenders for repurchase only a portion of such Shareholder’s Shares will be required to hold Shares with a value of at least $25,000 (or any lower amount equal to the Shareholder’s initial subscription amount net of the applicable sales load) after the repurchase of the Shares. The Fund reserves the right to reduce the amount to be repurchased from the Shareholder so that the value of the Shareholder’s Shares is above the required minimum or to repurchase all of the Shareholder’s Shares. If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for Shares it repurchases from one or more of the following sources: cash on hand or borrowed to finance repurchases, or by the distribution of securities in kind, or partly in cash and partly in kind. The Fund, however, expects not to distribute securities in kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on Shareholders not tendering Shares for repurchase.

        Included with the Summary Term Sheet is a formal notice of the Fund’s offer to repurchase Shares. Shareholders who desire to tender Shares for repurchase by the Fund must do so by 12:00 midnight, New York time, on April 25, 2007. Until that time, Shareholders have the right to alter their decision and withdraw any tenders of their Shares by giving proper notice to the Fund. Shares withdrawn prior to April 25, 2007 may be re-tendered by following the tender procedures before the Offer expires (including any extension period). Shareholders will also have the right to withdraw tenders of their Shares at any time after May 15, 2007, if their Shares have not yet been accepted for repurchase by the Fund.

        If a Shareholder would like the Fund to repurchase all or some of its Shares (in each case, within the limits of the Offer), it should complete, sign and mail (via certified mail return receipt requested), or otherwise deliver a Notice of Intent to Tender to the Fund’s agent specified therein, so that it is received before 12:00 midnight, New York time, on April 25, 2007. IF THE SHAREHOLDER CHOOSES TO FAX THE NOTICE OF INTENT TO TENDER, IT SHOULD MAIL THE ORIGINAL NOTICE OF INTENT TO TENDER PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, NEW YORK TIME, ON APRIL 25, 2007 PROVIDED THE FAXED COPY IS RECEIVED BEFORE 12:00 MIDNIGHT, NEW YORK TIME, ON APRIL 25, 2007).

        The value of the Shares may change between January 31, 2007 and June 29, 2007, the date as of which the value of the Shares will be determined for purposes of calculating the repurchase

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price, assuming the Offer is not extended. Shareholders desiring to obtain the estimated net asset value for their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from the managers of the investment funds in which the Fund is invested, may contact the Fund at 1-877-GPC-ROCK, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m., New York time. IMPORTANT NOTE: Any estimated net asset value provided by the Fund or its authorized agents will be based on information supplied by third parties and is provided to Shareholders for convenience only and not pursuant to any obligation on the part of the Fund. Neither the Fund nor its agents can give any assurances as to the accuracy of such information; nor can either give any assurance that the next regularly computed, unaudited monthly net asset value will not differ (sometimes significantly) from such estimated net asset value. Moreover, estimated information cannot be read as superseding any regularly computed, unaudited monthly net asset value.

        Please note that just as each Shareholder has the right to withdraw its tender, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, New York time, on April 25, 2007. Also realize that although the Offer expires on April 25, 2007, a Shareholder who tenders all of its Shares will remain a Shareholder of the Fund until the Fund’s issuance of a Note representing payment for all of the remaining Shares held by such Shareholder, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for repurchase.

ITEM 2. ISSUER INFORMATION.

                 (a) The name of the issuer is BlackRock Multi-Strategy Hedge Advantage. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 55 East 52nd Street, New York, NY 10055 and the telephone number is 1-877-GPC-ROCK.

                (b) The securities that are the subject of the Offer are titled “shares of beneficial interest” in the Fund. As used in this Schedule TO, the term “Shares” refers to the shares of beneficial interest in the Fund that constitute the security that is the subject of this Offer or the shares of beneficial interest in the Fund that are tendered by Shareholders to the Fund pursuant to this Offer. As of the close of business on January 31, 2007, there were 56,825,528 Shares in the Fund issued and outstanding. Subject to the conditions set out in the Offer, the Fund will purchase up to 15% of its outstanding Shares, or such lesser amount as is tendered by Shareholders and not withdrawn as described above in Item 1, subject to any extension of the Offer.

                (c) There is no established trading market for the Shares, and any transfer thereof is strictly limited by the terms of the Declaration of Trust. The unaudited net asset value per Share as of January 31, 2007, was $1.0245.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

                (a) The name of the filing person (i.e., the Fund) is BlackRock Multi-Strategy Hedge Advantage. The Fund’s principal executive office is located at 55 East 52nd Street,

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New York, NY, 10055 and the telephone number is 1-877-GPC-ROCK. The operations of the Fund are overseen by a Board of Trustees. The Board of Trustees is currently composed of the following individuals: David O. Beim, James T. Flynn, W. Carl Kester, Karen P. Robards and Robert C. Doll, Jr. The address of each Trustee, with the exception of Mr. Doll, is P.O. Box 9095, Princeton, New Jersey 08543-9095. The address of Mr. Doll is 800 Scudders Mill Road, Princeton, New Jersey 08543. The investment adviser of the Fund is BlackRock Advisors, LLC (the “Adviser”). The principal executive office of the Adviser is located at 55 East 52nd Street, New York, New York 10055 and the telephone number is 1-877-GPC-ROCK. The Fund has the following executive officers: Robert C. Doll, Jr., President; Donald C. Burke, Vice President and Treasurer; Alice A. Pellegrino, Secretary; Denis Molleur and Howard Surloff, each an Assistant Secretary and Neal Andrews, Assistant Treasurer and Jeffrey Hiller, Fund Chief Compliance Officer. The address of each executive officer is 800 Scudders Mill Road, Princeton, New Jersey 08543.

ITEM 4. TERMS OF THE TENDER OFFER.

                (a) (1) (i) Subject to the conditions set out in the Offer, the Fund will repurchase up to 15% of its outstanding Shares if tendered by Shareholders by 12:00 midnight, New York time, on April 25, 2007 and not withdrawn as described in Items 4(a)(1)(vi) and (vii). The initial repurchase deadline of the Offer is 12:00 midnight, New York time, on April 25, 2007 (the “Initial Repurchase Deadline”), subject to any extension of the Offer. The later of the Initial Repurchase Deadline or the latest time and date to which the Offer is extended is called the “Repurchase Deadline.”

                (ii) The repurchase price of Shares tendered to the Fund for repurchase will be their unaudited net asset value as of the close of business on the Valuation Date (June 29, 2007 or, if the Offer is extended, the last business day of the month following the second month in which the Offer actually expires). See Item 4(a)(1)(v) below.

        Shareholders may tender all of their Shares or any portion thereof up to an amount such that they hold Shares with a value of at least $25,000 (or any lower amount equal to a Shareholder’s initial subscription amount net of the applicable sales load) after the repurchase of the Shares by the Fund. Each Shareholder who tenders Shares that are accepted for repurchase will be issued the Note described in Item 1 above (a non-interest bearing, non-transferable promissory note) promptly after the Repurchase Deadline. A Note will entitle the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the Shares tendered by the Shareholder and accepted for repurchase by the Fund. This amount will be the value of the Shares being repurchased determined as of the Valuation Date and will be based upon the value of the Fund’s unaudited net assets as of that date. Payment of this amount will be made as of the later of: (1) 45 days after the Valuation Date, or (2) if the Fund has requested withdrawals of its capital from any investment funds in order to fund the repurchase of Shares, within 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn from such investment funds.

        Although the Fund has retained the option to pay all or a portion of the repurchase price by distributing securities, the repurchase price will be paid entirely in cash

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except in the unlikely event that making a cash payment would have a material adverse effect on the Fund or on Shareholders not tendering Shares for repurchase.

                (iii) Shareholders who desire to tender Shares for repurchase must do so prior to the Repurchase Deadline, currently scheduled to be 12:00 midnight, New York time, April 25, 2007.

                (iv) Not applicable.

                (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, for the purpose of determining the repurchase price for tendered Shares, the net asset value with respect to such Shares will be determined as of the close of business on the last business day of the second month after the month in which the Offer actually expires. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Repurchase Deadline, to: (A) cancel the Offer under the circumstances set out in the Offer; and in the event of such cancellation, not to repurchase or pay for any Shares tendered pursuant to the Offer; (B) amend the Offer; and (C) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

                (vi) Tendered Shares may be withdrawn by the tendering Shareholder at any time before the Repurchase Deadline. Additionally, a tender of Shares may be withdrawn by a Shareholder at any time after May 15, 2007, assuming such Shares have not yet been accepted for repurchase by the Fund.

                (vii) Shareholders wishing to tender Shares pursuant to the Offer should send, fax or otherwise deliver a completed and executed Notice of Intent to Tender to the Fund’s agent specified therein. The completed and executed Notice of Intent to Tender must be received, either by mail or by fax, no later than 12:00 midnight, New York time, on April 25, 2007. The Fund recommends that all documents be submitted by certified mail, return receipt requested, or by facsimile transmission. A Shareholder choosing to fax a Notice of Intent to Tender must also send or deliver the original completed and executed Notice of Intent to Tender to the Fund’s agent specified therein promptly thereafter.

        Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender at any time before the Repurchase Deadline. To be effective, any notice of withdrawal must be timely received by the Fund’s agent specified in the Notice of Intent to Tender. A form to use to give notice of withdrawal of a tender is available upon request from the Fund or your financial advisor (if applicable). Shares tendered and properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Shares, Shares may be tendered again prior to the Repurchase Deadline by following the procedures described above.

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                (viii) For purposes of the Offer, the Fund will be deemed to have received and accepted (and thereby repurchased) Shares that are tendered when (if ever) it gives notice to the tendering Shareholder of its election to repurchase such Shares.

                (ix) If more than 15% of its Shares are duly tendered to the Fund (and not withdrawn) prior to the Repurchase Deadline, the Fund will in its sole discretion either: (A) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (B) to the extent permissible under the Declaration of Trust and applicable law, extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (C) accept a portion of the Shares tendered on or before the Repurchase Deadline for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances as described in Item 4(a)(1)(v) above.

                (x) The repurchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender their Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s net assets resulting from payment for the Shares tendered. A reduction in the net assets of the Fund may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made from time to time.

                (xi) Not applicable.

                (xii) The following discussion is a general summary of the federal income tax consequences of the repurchase of Shares by the Fund from Shareholders pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a repurchase of their Shares by the Fund pursuant to the Offer.

        Shareholders should consult their own tax advisers for a complete description of the tax consequences as a result of a repurchase of Shares by the Fund pursuant to the Offer. However, a tax-exempt Shareholder from whom Shares are repurchased by the Fund will not incur unrelated business taxable income with respect to an unleveraged investment in the Fund.

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                (a) (2) Not applicable.

                (b) Any Shares to be repurchased from any officer, trustee or affiliate of the Fund will be on the same terms and conditions as any other repurchase of Shares from a Shareholder. To the Fund’s knowledge, no officer, trustee or other affiliate plans to tender, and the Fund presently has no plans to repurchase the Shares of any officer, trustee or other affiliate of the Fund pursuant to the Offer.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        The Fund’s prospectus dated August 10, 2006, as revised or supplemented to date (the “Prospectus”), and the Declaration of Trust provide that the Fund’s board of trustees (the “Board of Trustees”) has the discretion to determine whether the Fund will repurchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects to recommend to the Board of Trustees that the Fund repurchase Shares from Shareholders quarterly each year on the last business day of March, June, September, and December. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Adviser or the Board of Trustees or any person controlling the Fund or controlling the Adviser or the Board of Trustees; and (ii) any other person, with respect to the Shares.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

                (a) The purpose of the Offer is to provide a measure of liquidity to Shareholders who hold Shares as contemplated by and in accordance with the procedures set out in the Prospectus and the Declaration of Trust.

                (b) Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue additional Shares in accordance with the Prospectus. The Fund currently intends to accept subscriptions for Shares as of the first business day of each calendar month, except that the Fund may offer Shares more frequently as determined by the Board of Trustees.

                (c) Neither the Fund, the Adviser nor the Board of Trustees has any current plans or proposals that relate to or would result in: (1) the acquisition by any person of Shares (other than the Fund’s intention to accept subscriptions for Shares on the first business day of each calendar month and from time to time as described in paragraph (b) above), or the disposition of Shares (other than through periodic repurchase offers by the Fund, including this Offer); (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or

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indebtedness or capitalization of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Trustees, or to fill any existing vacancy on the Board of Trustees or to change any material term of any employment contract of any executive officer; (5) a purchase, sale or transfer of a material amount of assets of the Fund (other than as may be necessary or appropriate to fund all or a portion of the repurchase price for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in the Fund’s investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                (a) The Fund expects that the amount offered for the repurchase of Shares acquired pursuant to the Offer, which will not exceed 15% of its outstanding Shares (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand, (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund, and (iii) possibly borrowings, as described in paragraph (d) below. The Fund will segregate with its custodian, cash, liquid securities or interests in investment funds that the Fund has requested to be withdrawn (or any combination of them) equal to the value of the amount estimated to be paid under the Notes described above.

                (b) There are no material conditions to the financing of the transaction. There are no alternative financing plans or arrangements for the transaction.

                (c) Not applicable.

                (d) Neither the Fund, the Adviser nor the Board of Trustees has determined at this time to borrow funds to repurchase shares tendered in connection with the Offer. However, depending on the dollar amount of shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may seek to borrow money to fund all or a portion of the repurchase price for shares, subject to compliance with applicable law.

        The Adviser has entered into an agreement (the “Credit Agreement”) on behalf of each of the Fund and Multi-Strategy Hedge Opportunities LLC (the “Funds”) to establish a revolving line of credit with Citibank, N.A. (“Citibank”). Under the Credit Agreement, Citibank would provide advances to a Fund upon request on an uncommitted basis in an aggregate principal amount not to exceed $20,000,000. Each Fund would be permitted to borrow up to the lesser of (i) a contractual limit and (ii) the amount unused under the aggregate maximum amount under the Credit Agreement. The Credit Agreement provides the Funds with a source of cash for temporary purposes (within the meaning of the 1940 Act), including to pay for tendered Shares. Interest on loans taken under the Credit Agreement will be payable at an annual rate equal to, depending on the type of loan under the Credit Agreement, the (A) Base Rate — the higher of (x) the rate of interest announced publicly by Citibank in New York City from time to time as Citibank’s base rate, and (y) the Federal Funds Rate plus 0.5%, (B) Federal Funds Rate — the Federal Funds Rate plus 1.25%, or (C) Eurodollar Rate — 1.25% plus the rate at which U.S. dollar deposits are offered by Citibank’s principal office in London, England to prime banks in the London interbank market at approximately 11:00 a.m. (London time) two business days before the first day of such interest period in an amount substantially equal to the principal amount of the loan to be outstanding during the interest period and for a period comparable to such interest period. Because the advances under the Credit Agreement are on an uncommitted basis, there is no commitment fee. The Funds are not expected to incur any costs for having the line of credit available under the Credit Agreement until funds are borrowed.

        Although the Fund reserves the right to borrow under the Credit Agreement, payment by the Fund of amounts owed to Shareholders who tender their Shares in this repurchase offer is not contingent upon the availability of any Credit Agreement or any other financing option. It is possible that the Credit Agreement will not be available to the Fund at the time payment is owed to Shareholders.

        The Fund expects that the repayment of any amounts borrowed under the Credit Agreement will be financed from additional funds contributed to the Fund by existing or new Shareholders, withdrawal of the Fund’s capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Fund.

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ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

                (a) Based on net asset values as of January 31, 2007, the following persons (the named individuals are the Fund’s Trustees and officers) own Shares equal in value to the following amounts:

Person	Dollar Value of Shares	Approximate Percentage of Fund’s Net Assets

Adviser	$1,126,950	2.1%

David O. Beim	$ 0	0%

James T. Flynn	$ 0	0%

W. Carl Kester	$ 0	0%

Karen P. Robards	$ 0	0%

Robert C. Doll, Jr	$ 0	0%

Donald C. Burke	$ 0	0%

Alice A. Pellegrino	$ 0	0%

Jeffrey Hiller	$ 0	0%

Howard Surloff	$ 0	0%

Denis Molleur	$ 0	0%

Neal Andrews	$ 0	0%

        Other than as listed above, no person controlling the Fund or the Adviser nor any associate or majority-owned subsidiary of such person owns (directly or indirectly) Shares of the Fund. Unless otherwise noted, addresses for each of the persons listed above are provided in Item 3.

                (b) Other than the issuance of Shares by the Fund in the ordinary course of business, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees or any person controlling the Fund or the Adviser.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

                a. (1) Audited financial statements for the Fund’s fiscal year ended March 31, 2006 were filed with the Securities and Exchange Commission via EDGAR on June 7, 2006.

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                (b) The Fund’s assets will be reduced by the amount of the tendered Shares that are repurchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934.

                        (1) Not applicable.

        (c) The Fund’s net assets will be reduced by the amount paid by the Fund to repurchase Shares. Thus, the Fund’s income relative to assets may be affected by the Offer.

ITEM 11. ADDITIONAL INFORMATION.

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b)	None.

ITEM 12. EXHIBITS.

        Reference is hereby made to the following exhibits, which collectively constitute the Offer and are incorporated herein by reference:

A.	Form of Cover Letter to Offer to Repurchase and Notice of Intent to Tender.

B.	Form of Offer to Repurchase.

C.	Form of Notice of Intent to Tender.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

F.	Form of Promissory Note.

G.	Revolving Credit Agreement.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

BLACKROCK MULTI-STRATEGY HEDGE ADVANTAGE

By:	/s/ Donald C. Burke
Name: Donald C. Burke Title: Vice President and Treasurer

March 21, 2007

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EXHIBIT INDEX

EXHIBIT

A.	Form of Cover Letter to Offer to Repurchase and Notice of Intent to Tender.

B.	Form of Offer to Repurchase.

C.	Form of Notice of Intent to Tender.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

F.	Form of Promissory Note.

G.	Revolving Credit Agreement.

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